 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gryphon Gold Corporation.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

40052G 10 7
(CUSIP Number)

August 21, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No.	40052G 10 7

1. Names of Reporting Persons. Gerald W. Baughman
S.S. or I.R.S. Identification No. of above persons Not Applicable

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization: United States

Number of	5. Sole Voting Power 0
Shares
Beneficially	6. Shared Voting Power 6,384,374 (see item 4)
Owned by
Each	7. Sole Dispositive Power 0
Reporting
Person With	8. Shared Dispositive Power 6,384,374 (see item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,384,374 (see item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9) 9.99%

12. Type of Reporting Person (See Instructions) IN

CUSIP No.	40052G 10 7

1. Names of Reporting Persons. Fabiola Baughman
S.S. or I.R.S. Identification No. of above persons Not Applicable

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization: United States

Number of	5. Sole Voting Power 0
Shares
Beneficially	6. Shared Voting Power 6,384,374 (see item 4)
Owned by
Each	7. Sole Dispositive Power 0
Reporting
Person With	8. Shared Dispositive Power 6,384,374 (see item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,384,374 (see item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9) 9.99%

12. Type of Reporting Person (See Instructions) IN

Item 1. (a) Name of Issuer

              Gryphon Gold Corporation

Item 1. (b) Address of Issuer's Principal Executive Offices

               Suite 810-1130 West Pender Street
               Vancouver, BC, Canada V6E 4A4

Item 2. (c) Name, Principal Business Address and Citizenship of Persons Filing:

(1)    Gerald W. Baughman
2590 Whistler Ridge Drive
Reno, NV 89511
Citizenship: United States

(2)    Fabiola Baughman
2590 Whistler Ridge Drive
Reno, NV 89511
Citizenship: United States

Item 2. (d) Title of Class of Securities: Common Stock, par value $0.001

Item 2. (e) CUSIP Number: 40052G 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4. Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-3) on Schedule 13G is hereby incorporated by reference.

This Schedule 13G is filed by Gerald W. Baughman and Fabiola Baughman (together, the "Baughmans"). The shares of Common Stock reported on this Schedule 13G do not include 3,115,626 shares of Common Stock issuable upon conversion of a $5 million convertible note (the "Note"). Such Note held by the Baughmans is subject to a conversion cap (the "Conversion Cap") that precludes the holder thereof from converting such Note to the extent the holder would, after such conversion, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Common Stock outstanding.

The 6,384,374 shares of Common Stock reported as beneficially owned by the Baughmans, as joint tenants with rights of survivorship, is comprised of 4,500,000 shares of Common Stock of the Issuer and 1,884,374 shares of Common Stock of the Issuer that are issuable upon conversion of the Note, which is currently convertible as follows, subject to the Conversion Cap:

(i) if converted during the first 12 months of the Note’s term, the principal converted divided by $1.00 (up to 5,000,000 shares of Common Stock);

(ii) if converted during the second 12 months of the Note’s term, the principal converted divided by $1.25 (up to 4,000,000 shares of Common Stock);

(iii) if converted after the first 24 months of the Note’s term, the principal converted divided by $1.50 (up to 3,333,334 shares of Common Stock); and

(iv) if converted on March 30, 2010, the principal converted divided by $1.75 (up to 2,857,143 shares of Common Stock).

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

    By signing below, each of the undersigned certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerald W. Baughman
Date:	August 30, 2007	Gerald W. Baughman

/s/ Fabiola Baughman
Date:	August 30, 2007	Fabiola Baughman

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Stock of Gryphon Gold Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

/s/ Gerald W. Baughman
Date:	August 30, 2007	Gerald W. Baughman

/s/ Fabiola Baughman
Date:	August 30, 2007	Fabiola Baughman